Sticker to Prospectus
The Prospectus for SQN Alternative Investment Fund III L.P. (“Fund III”) consists of (1) this sticker, (2) the Prospectus, dated March 17, 2011, and (3) this Supplement No. 1 dated August 2, 2011, which contains information related to the current status of the offering, updates the address of Fund III, provides information regarding certain transactions entered into by Fund III, updates information regarding the resignation, appointment and biographies of certain officers and directors of Fund III’s Investment Manager, SQN Capital Management, LLC and Fund III’s General Partner, SQN AIF III GP, LLC, incorporates information regarding Deferred Payments, Reinvestment of Cash Available for Distribution and Reinvestment of Proceeds on Disposition of Equipment, incorporates additional risk factors, restates the suitability requirements for New Jersey investors, clarifies the effective period of state securities registrations with respect to the offering period, and clarifies the legal name of the offering.

Filed Pursuant to Rule 424(b)(3)
SEC File No. 333-166195
SQN ALTERNATIVE INVESTMENT FUND III L.P.
SUPPLEMENT NO. 1
DATED AUGUST 2, 2011
TO PROSPECTUS DATED
MARCH 17, 2011
     Summary
     SQN Alternative Investment Fund III L.P. (“Fund III”) is providing you with this Supplement No. 1, dated August 2, 2011, to update the Prospectus, dated March 17, 2011. The information in this Supplement No. 1 supplements, modifies and supersedes some of the information contained in the Fund III Prospectus. This Supplement No. 1 forms a part of, and must be accompanied or preceded by the Prospectus.
     The primary purposes of this Supplement No. 1 are to:
•	Describe the current status of the offering;

•	Update the address of Fund III;

•	Provide information regarding certain transactions entered into by Fund III;

•	Update information regarding the resignation, appointment and biographies of certain officers and directors of Fund III’s Investment Manager, SQN Capital Management, LLC (the “Manager”) and Fund III’s General Partner, SQN AIF III GP, LLC (the “General Partner”);

•	Incorporate information regarding Deferred Payments, Reinvestment of Cash Available for Distribution and Reinvestment of Proceeds on Disposition of Equipment;

•	Incorporate additional risk factors;

•	Restate the suitability requirements for New Jersey investors;

•	Clarify the effective period of state securities registrations with respect to the offering period; and

•	Clarify the legal name of the offering.

     Current Status of the Offering
     The initial closing for Fund III was conducted on May 2, 2011, the first business day after April 30, 2011, the date at which Fund III reached the minimum offering amount and investors where admitted as limited partners. As of July 29, 2011, Fund III had raised approximately $5,830,000 and admitted limited partners who made capital contributions totaling approximately $4,538,500.
     Change of Address
     On June 1, 2011, Fund III, the Manager, and the General Partner moved their principal executive offices to 110 William Street, 26th Floor, New York, NY 10038. The Manager entered into a lease for the premises for a term of seven years.
     Recent Transactions
     On June 29, 2011, Fund III made an investment of $1,774,520 with a conditional commitment to invest an additional amount of approximately $1,200,000 by the end of the year. Fund III made the investment in manufacturing equipment used in the recycling of plastics. The equipment is intended to support the recycling requirements of the world’s largest soft drink producer in conjunction with the company’s mandate of using 25% recycled products by the 2012 London Olympics.
     Fund III has entered into separate conditional commitments totaling approximately $5,500,000 through the end of 2011. The conditional commitments of Fund III are subject to the satisfaction of numerous preconditions as established by the Manager. If the preconditions are not satisfied, Fund III may not fund the commitments. The conditional commitments are for the financing of assets that are business-essential and that are generally revenue-producing or cost-saving. These conditional commitments are for infrastructure and other assets in the energy, environmental, and entertainment sectors.
     Resignation of Directors and Officers
     On June 28, 2011, Neil A. Roberts resigned as Chairman of the General Partner, and Chairman and Managing Director of the Manager, in each case, effective immediately.

     On June 28, 2011, Timothy R. Spring resigned as Senior Vice President — Asset Management of each of the General Partner and the Manager, in each case, effective immediately.
     It is anticipated that Messrs. Roberts and Spring will continue to originate transactions, for review by the Manager and investment by Fund III, as third parties and in doing so, be able to provide credit enhancement and origination services that could not be provided as affiliates of Fund III under NASAA Guidelines.
     Each of Messrs. Roberts and Spring were members of Fund III’s Investment Committee.
     Appointment of Officer
     On June 28, 2011, Mr. Hugh Shelmerdine, 66, was named Vice President — Credit and appointed by the Managing Member of the General Partner as a member of Fund III’s Investment Committee, effective immediately.
     Management
          The Management Section of the Prospectus on pages 42 and 43 is hereby modified as follows:
          All references to Neil A. Roberts are deleted in their entirety.
          All references to Timothy R. Spring are deleted in their entirety.
          David Charles Wright’s biography is replaced in its entirety with the following:
David Charles Wright has been the Chief Financial Officer of our Investment Manager since December 2007 and of our General Partner since March 2010. Mr. Wright is a Certified Public Accountant with more than 25 years of accounting and audit experience with top level finance and leasing companies throughout the United States. Mr. Wright has held senior positions with both public and private reporting requirements. Mr. Wright has been an SEC Audit Manager and the Senior Vice President and Controller of three public reporting partnerships and three limited liability companies with more than 30,000 investors, approximately $921,000,000 of total assets under management and approximately $153,000,000 in total revenue. Mr. Wright is a member of the American Institute of Certified Public Accountants, the New York State Society of Certified Public Accountants, and the SEC Practice Section Committee of the New York State Society of Certified Public Accountants. Mr. Wright received his B.A. in Accounting from Ohio Wesleyan University.

Hugh Shelmerdine’s biography is incorporated as follows:
Hugh Shelmerdine has served as Chief Credit Officer of our Investment Manager’s private placement investment funds since October 2009. Mr. Shelmerdine has over 30 years of senior level lease, bank, and finance company executive and directorship experience. From 1977 to 1985 Mr. Shelmerdine served as a Director of Chemco Equipment Finance Ltd , the Asset Finance subsidiary of Chemical Bank. From 1985 to 1995, Mr. Shelmerdine served as a Director of Concord Leasing, the Asset Finance Subsidiary of HSBC. From 1996 to 1997, he served as Director Vendor Finance of Nikko Bank (UK) plc. After Concord, from 1997 to 1999, he served as Senior Account Manager of de Lage Landen Leasing, the Leasing subsidiary of Rabobank.
Between 2000 and 2009, Mr. Shelmerdine served as a Business Adviser of Business Link for London and as a Director of The Business Development Experience Ltd. The last two appointments were providing coaching and mentoring and business advice to business owners.
Mr. Shelmerdine has a degree in the United Kingdom that is equivalent to a bachelor’s degree in the United States and is qualified as a Chartered Secretary.
     Deferred Payments
     Fund III shall not sell or assign any deferred obligation notes at a discount to meet the financials needs of Fund III.
     Reinvestment of Cash Available for Distribution
     Cash available for distribution may be reinvested provided that such cash shall be reinvested for all limited partners upon the same terms. This policy is designed to prevent the creation of differing classes of limited partner interests resulting from inequitable allocations of tax or economic benefits.
     Reinvestment of Proceeds on Disposition of Equipment
     Reinvestment of proceeds resulting from the sale or refinancing of Fund III’s equipment may take place if sufficient cash will be distributed to pay state and federal income tax, if any, (assuming limited partners are in a specified tax bracket) created by the sale or refinancing of such equipment.
     Risk Factors
     In addition to the risk factors disclosed on pages 19 to 32 of the Prospectus, the following risk factors should be considered in evaluating the purchase of Fund III’s limited partner units:

     Manager’s Experience. The Manager’s previous experience managing equipment programs has involved private placement programs that are significantly smaller in size than Fund III’s maximum offering of $50,000,000.
     Joint Venture Risk. Participation in joint ventures include risks associated with the following possibilities: (1) that a venture partner may go bankrupt; (2) that disputes may result in litigation between venture partners; and (3) that Fund III may not be able to sell its interest in any joint venture if it desires to exit the arrangement.
     Industry Concentrated Risk. In the event Fund III leases a substantial percentage of its equipment portfolio to businesses in one industry, any adverse economic scenario that disproportionately impacts that particular industry may have a magnified adverse effect on Fund III’s operating results.
     New Jersey Investors
     Disclosures under the headings “Additional State Investor Suitability Requirements” on page (vi) and “Important Information for Residents of Certain States” on page (C-3) of the Prospectus are hereby replaced in their entirety by the following:
New Jersey Investors. You must have (i) an annual gross income of at least $60,000 and a net worth (exclusive of home, home furnishings and automobiles) of at least $60,000 in excess of your invested capital; or (ii) a net worth (determined with the same exclusions) of at least $225,000 in excess of your invested capital.
     Offering Period
     The offering period will not be extended beyond March 17, 2013. As state securities registrations are approved in one year increments, Fund III will only be permitted to continue to offer its limited partner interests until March 17, 2013 in those states which Fund III successfully renews its state securities registrations.
     Legal Name
     The legal name of the offering is SQN Alternative Investment Fund III L.P.